                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                         Eagle Pacific Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  092068 20 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                   William Blair Mezzanine Capital Fund, L.P.
                         Attention:  Terrance M. Shipp
                             222 West Adams Street
                            Chicago, Illinois 60606


                                with a copy to:
                           Laurence R. Bronska, Esq.
                                Altheimer & Gray
                             10 South Wacker Drive
                            Chicago, Illinois 60606
                                 (312) 715-4927
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  June 5, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  092068 20 4            13D                        PAGE 2 OF 19 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     William Blair Mezzanine Capital Fund, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    Not Applicable
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                          -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                     382,000(1)(2)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                     382,000(1)(2)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                          -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      382,000(1)(2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.9%(3)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

      PN
--------------------------------------------------------------------------------

(1) Voting power is exercised solely by the Issuer, acting through its board of directors, pursuant to an Irrevocable Proxy until such time as an event of default occurs under the Debenture Acquisition Agreement. See Item 5.

(2) Voting power is exercised through its sole general partner, William Blair Mezzanine Capital Partners, L.P.

(3)  Based on 7,831,775 shares of Common Stock outstanding as of April 15, 2000.

CUSIP NO.  092068 20 4            13D                        PAGE 3 OF 19 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     William Blair Mezzanine Capital Partners, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    Not Applicable
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                          -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                     382,000(1)(2)(3)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                     382,000(1)(2)(3)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                          -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      382,000(2)(3)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.9%(4)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

      PN
--------------------------------------------------------------------------------

(1) Voting power is exercised solely by the Issuer, acting through its board of directors, pursuant to an Irrevocable Proxy until such time as an event of default occurs under the Debenture Acquisition Agreement. See Item 5.

(2) Solely in its capacity as the sole general partner of William Blair Mezzanine Fund, L.P.

(3) Voting power is exercised through its general partners, William Blair & Company, L.L.C., Timothy J. MacKenzie, Terrance M. Shipp and Marc J. Walfish.

(4)  Based on 7,831,775 shares of Common Stock outstanding as of April 15, 2000.

CUSIP NO.  092068 20 4            13D                        PAGE 4 OF 19 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     William Blair & Company, L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    Not Applicable
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                          -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                     382,000(1)(2)(3)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                          -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                     382,000(2)(3)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      382,000(2)(3)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.9%(4)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

      OO
--------------------------------------------------------------------------------

(1) Voting power is exercised solely by the Issuer, acting through its board of directors, pursuant to an Irrevocable Proxy until such time as an event of default occurs under the Debenture Acquisition Agreement. See Item 5.

(2) Solely in its capacity as the sole general partner of William Blair Mezzanine Capital Partners, L.P. (See Item 5).

(3) Voting power is exercised through its principals listed on Schedule I attached hereto and incorporated herein by this reference.

(4)  Based on 7,831,775 shares of Common Stock outstanding as of April 15, 2000.

CUSIP NO.  092068 20 4            13D                        PAGE 5 OF 19 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Timothy J. MacKenzie
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    Not Applicable
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                          -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                     382,000(1)(2)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                          -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                     382,000(1)(2)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      382,000(2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.9%(3)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

      IN
--------------------------------------------------------------------------------

(1) Voting power is exercised solely by the Issuer, acting through its board of directors, pursuant to an Irrevocable Proxy until such time as an event of default occurs under the Debenture Acquisition Agreement. See Item 5.

(2) Solely in its capacity as the sole general partner of William Blair Mezzanine Capital Partners, L.P. (See Item 5).

(3)  Based on 7,831,775 shares of Common Stock outstanding as of April 15, 2000.

CUSIP NO.  092068 20 4            13D                        PAGE 6 OF 19 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Terrance M. Shipp
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    Not Applicable
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                          -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                     382,000(1)(2)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                          -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                     382,000(2)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      382,000(2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.9%(3)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

      IN
--------------------------------------------------------------------------------

(1) Voting power is exercised solely by the Issuer, acting through its board of directors, pursuant to an Irrevocable Proxy until such time as an event of default occurs under the Debenture Acquisition Agreement. See Item 5.

(2) Solely in its capacity as the sole general partner of William Blair Mezzanine Capital Partners, L.P. (See Item 5).

(3)  Based on 7,831,775 shares of Common Stock outstanding as of April 15, 2000.

CUSIP NO.  092068 20 4            13D                        PAGE 7 OF 19 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Marc J. Walfish
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    Not Applicable
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                          -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                     382,000(1)(2)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                          -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                     382,000(2)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      382,000(2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.9%(3)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

      IN
--------------------------------------------------------------------------------

(1) Voting power is exercised solely by the Issuer, acting through its board of directors, pursuant to an Irrevocable Proxy until such time as an event of default occurs under the Debenture Acquisition Agreement. See Item 5.

(2) Solely in its capacity as the sole general partner of William Blair Mezzanine Capital Partners, L.P. (See Item 5).

(3)  Based on 7,831,775 shares of Common Stock outstanding as of April 15, 2000.

Item 1.  Security and Issuer.
         -------------------

         This statement constitutes the third and final Amendment to the
Schedule 13D dated December 13, 1993 (the "Original 13D"), as amended by Amendment No. 1 dated as of March 16, 1995 and as amended by Amendment No. 2 on May 10, 1996, by William Blair Mezzanine Capital Fund, L.P., an Illinois limited partnership (the "Mezzanine Fund"), William Blair Mezzanine Capital Partners, L.P., an Illinois limited partnership (the "Blair General Partner"), William Blair & Company, L.L.C., an Illinois limited liability company ("Blair"), Timothy J. MacKenzie ("MacKenzie"), Terrence M. Shipp ("Shipp") and Marc J. Walfish ("Walfish") in connection with their interest in the common stock, $0.01 par value per share (the "Common Stock") of Eagle Pacific Industries, Inc. (f/k/a Black Hawk Holdings, Inc.), a Minnesota corporation ("Issuer").

         The principal executive offices of Issuer are located at 333 South Seventh Street, Suite 2430, Minneapolis, Minnesota 55402.

Item 2.  Identity and Background.
         -----------------------

         (a) Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Amendment No. 3 to Schedule 13D on behalf of the Mezzanine Fund, the Blair General Partner, Blair, MacKenzie, Shipp and Walfish. The Mezzanine Fund, Blair General Partner, Blair, MacKenzie, Shipp and Walfish are sometimes hereinafter referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13d-5(b)(1) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a "group" exists.

         (b) - (c)

         Mezzanine Fund
         --------------

         The Mezzanine Fund is an Illinois limited partnership, the principal business of which is that of a private investment partnership. The principal business address of the Mezzanine Fund, which also serves as its principal office, is 222 West Adams Street, Chicago, Illinois 60606. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to Blair General Partner, the sole general partner of the Mezzanine Fund, is set forth below.

         Blair General Partner
         ---------------------

         The Blair General Partner is an Illinois limited partnership, the principal business of which is serving as the sole general partner of the Mezzanine Fund. The principal address of the Blair General Partner, which also serves as its principal office, is 222 West Adams Street, Chicago, Illinois 60606. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to Blair, MacKenzie, Shipp and Walfish, the general partners of the Blair General Partner, is set forth below.

         Blair
         -----

         Blair is an Illinois limited liability company, the principal business of which is providing a wide range of financial services to businesses, governments, financial institutions and individuals, primarily in the United States. The principal address of the Blair, which also serves as its principal office, is 222 West




                                    8 of 19

Adams Street, Chicago, Illinois 60606. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to the principals of Blair is set forth on Schedule I attached hereto and incorporated herein by this reference.

         MacKenzie
         ---------

         MacKenzie's business address is 222 West Adams Street, Chicago, Illinois 60606. His present principal occupation is serving as a general partner of the Blair General Partner and as a principal of Blair.

         Shipp
         -----

         Shipp's business address is 222 West Adams Street, Chicago, Illinois 60606. His present principal occupation is serving as a managing partner of the Blair General Partner and as a principal of Blair.

         Walfish
         -------

         Walfish's business address is 222 West Adams Street, Chicago, Illinois 60606. His present principal occupation is serving as a managing partner of the Blair General Partner and as a principal of Blair.

         (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Mezzanine Fund, the Blair General Partner and Blair are all Illinois entities. All of the natural persons identified in this Item 2 are citizens of the United States except as otherwise indicated.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Not applicable.

Item 4.  Purpose of Transaction.
         ----------------------

         By virtue of the sale of shares of Common Stock on June 5, 2000, the Reporting Persons ceased to be the beneficial owners of more than five percent of the shares of Common Stock of the Issuer.





                                    9 of 19

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a)

         Mezzanine Fund
         --------------

         The aggregate number of shares of Common Stock that the Mezzanine Fund owns beneficially, pursuant to Rule 13d-3 of the Act, is 382,000 which constitutes approximately 4.9% of the outstanding shares of Common Stock.

         Blair General Partner
         ---------------------

         As the sole general partner of the Mezzanine Fund, the Blair General Partner may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 382,000 shares of Common Stock, which constitutes approximately 4.9% of the outstanding shares of Common Stock. The Blair General Partner disclaims beneficial ownership of all such shares of Common Stock.

         Blair
         -----

         As a general partner of the Blair General Partner, Blair may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 382,000 shares of Common Stock, which constitutes approximately 4.9% of the outstanding shares of Common Stock. Blair disclaims beneficial ownership of all such shares of Common Stock.

         MacKenzie
         ---------

         As a general partner of the Blair General Partner, MacKenzie may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 382,000 shares of Common Stock, which constitutes approximately 4.9% of the outstanding shares of Common Stock. MacKenzie disclaims beneficial ownership of all such shares of Common Stock.

         Shipp
         -----

         As a managing partner of the Blair General Partner, Shipp may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 382,000 shares of Common Stock, which constitutes approximately 4.9% of the outstanding shares of Common Stock. Shipp disclaims beneficial ownership of all such shares of Common Stock.

         Walfish
         -------

         As a managing partner of the Blair General Partner, Walfish may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 382,000 shares of Common Stock, which constitutes approximately 4.9% of the outstanding shares of Common Stock. Walfish disclaims beneficial ownership of all such shares of Common Stock.





                                    10 of 19

         (b)

         Mezzanine Fund
         --------------

         Acting through its sole general partner, the Mezzanine Fund has the sole power to dispose or to direct the disposition of 382,000 shares of Common Stock. Sole voting power with respect to the 382,000 shares of Common Stock is exercised by the Issuer pursuant to an Irrevocable Proxy (the "Proxy") which was filed as an Exhibit to Amendment No. 2 to the Schedule 13D.

         Blair General Partner
         ---------------------

         Acting through its general partners and in its capacity as the sole general partner of the Mezzanine Fund, the Blair General Partner has the sole power to dispose or to direct the disposition of 382,000 shares of Common Stock. Sole voting power with respect to the 382,000 shares of Common Stock is exercised by the Issuer pursuant to the Proxy.

         Blair
         -----

         Acting through its principals and in its capacity as a general partner of the Blair General Partner, which is the sole general partner of the Mezzanine Fund, Blair may be deemed to have shared power with MacKenzie, Shipp and Walfish (as the other general partners of Blair General Partner) to dispose or to direct the disposition of 382,000 shares of Common Stock held by the Mezzanine Fund. Sole voting power with respect to the 382,000 shares of Common Stock is exercised by the Issuer pursuant to the Proxy.

         MacKenzie
         ---------

         As a general partner of the Blair General Partner, which is the sole general partner of the Mezzanine Fund, MacKenzie may be deemed to have shared power with Blair, Shipp and Walfish (as the other general partners of the Blair General Partner) to dispose or to direct the disposition of 382,000 shares of Common Stock held by the Mezzanine Fund. Sole voting power with respect to the 382,000 shares of Common Stock is exercised by the Issuer pursuant to the Proxy.

         Shipp
         -----

         As a managing partner of the Blair General Partner, which is the sole general partner of the Mezzanine Fund, Shipp may be deemed to have shared power with MacKenzie, Blair and Walfish (as the other general partners of the Blair General Partner) to dispose or to direct the disposition of 382,000 shares of Common Stock held by the Mezzanine Fund. Sole voting power with respect to the 382,000 shares of Common Stock is exercised by the Issuer pursuant to the Proxy.

         Walfish
         -------

         As a managing partner of the Blair General Partner, which is the sole general partner of the Mezzanine Fund, Walfish may be deemed to have shared power with MacKenzie, Blair and Shipp (as the other general partners of the Blair General Partner) to dispose or to direct the disposition of 382,000 shares of Common Stock held by the Mezzanine Fund. Sole voting power with respect to the 382,000 shares of Common Stock is exercised by the Issuer pursuant to the Proxy.




                                    11 of 19

         (c) Except as set forth in Item 4 above, to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) of this Item 5 has effected any other transactions in Common Stock during the past sixty (60) days.

         (d)      None.

         (e) As of June 5, 2000, the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect of the Securities of the Issuer.
         ---------------------------------------------------------------------

         Except as set forth herein or in the Exhibits filed with the original
Schedule 13D, Amendment No. 1 to such Schedule 13D or Amendment No. 2 to such
Schedule 13D, there are no contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of
Schedule 13D of the Act with respect to the shares owned by the Reporting
Persons.

Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

         None.







                                    12 of 19

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 12, 2000          WILLIAM BLAIR MEZZANINE CAPITAL FUND, L.P., an
                                Illinois Limited Partnership

                                By: William Blair Mezzanine Capital Partners, L.P., its General Partner


                                     By:    /s/ Terrance M. Shipp
                                            ---------------------
                                     Name:  Terrance M. Shipp
                                     Title: A General Partner

                                 WILLIAM BLAIR MEZZANINE CAPITAL PARTNERS, L.P.


                                 By:    /s/ Terrance M. Shipp
                                        ----------------------
                                 Name:  Terrance M. Shipp
                                 Title: A General Partner

                                 WILLIAM BLAIR & COMPANY, L.L.C.


                                 By:    /s/ Stephen Campbell
                                        ----------------------
                                 Name:  Stephen Campbell
                                 Title: A Principal


                                 TIMOTHY J. MACKENZIE

                                 /s/ Timothy J. MacKenzie
                                 ------------------------
                                 Timothy J. MacKenzie


                                 TERRANCE M. SHIPP

                                 /s/ Terrance M. Shipp
                                 ------------------------
                                 Terrance M. Shipp


                                 MARC J. WALFISH

                                 /s/ Marc J. Walfish
                                 ------------------------
                                 Marc J. Walfish




                                    13 of 19

                                    EXHIBIT A


         Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

Dated:   June 12, 2000          WILLIAM BLAIR MEZZANINE CAPITAL FUND, L.P., an
                                Illinois Limited Partnership

                                By: William Blair Mezzanine Capital Partners, L.P., its General Partner


                                     By:    /s/ Terrance M. Shipp
                                            ---------------------
                                     Name:  Terrance M. Shipp
                                     Title: A General Partner

                                 WILLIAM BLAIR MEZZANINE CAPITAL PARTNERS, L.P.


                                 By:    /s/ Terrance M. Shipp
                                        ----------------------
                                 Name:  Terrance M. Shipp
                                 Title: A General Partner

                                 WILLIAM BLAIR & COMPANY, L.L.C.


                                 By:    /s/ Stephen Campbell
                                        ----------------------
                                 Name:  Stephen Campbell
                                 Title: A Principal


                                 TIMOTHY J. MACKENZIE

                                 /s/ Timothy J. MacKenzie
                                 ------------------------
                                 Timothy J. MacKenzie


                                 TERRANCE M. SHIPP

                                 /s/ Terrance M. Shipp
                                 ------------------------
                                 Terrance M. Shipp


                                 MARC J. WALFISH

                                 /s/ Marc J. Walfish
                                 ------------------------
                                 Marc J. Walfish





                                    14 of 19

                                   SCHEDULE I


                         WILLIAM BLAIR & COMPANY, L.L.C.
                         PRINCIPALS AS OF JUNE 12, 2000

A.       The following principals all have a business address of:

         William Blair & Company, L.L.C.
         222 West Adams Street
         Chicago, Illinois 60606

         Name                                        Citizenship
         ----                                        -----------

         JAMES J. ARADO                              USA
         STEVEN J. ASHBY                             USA
         NOLAN H. BAIRD, JR.                         USA
         MICHAEL P. BALKIN                           USA
         SHEZAD K. BANDUKWALA                        USA
         JAMES L. BARBER                             USA
         JOHN A. BARONE                              USA
         MICHAEL W. BARONE                           USA
         ROBERT R. BARTELS                           USA
         ROSS BAUMGARTEN                             USA
         BOWEN BLAIR                                 USA
         EDWARD McC. BLAIR                           USA
         EDWARD McC. BLAIR, JR.                      USA
         ROBERT D. BLANK                             USA
         MARK G. BRADY                               USA
         JOHN J. BRANSFIELD, JR.                     USA
         TERRELL G. BRESSLER                         USA
         ROBERT C. BRIDGES                           USA
         KATHLEEN WIELAND BROWN                      USA
         KENTON BROWN                                USA
         HARVEY H. BUNDY, III                        USA
         W. NEWTON BURDICK, III                      USA
         TIMOTHY L. BURKE                            USA
         JOSEPH J. BURRELLO                          USA
         GEORGE K. BUSSE                             USA
         STEPHEN CAMPBELL                            USA
         RUSSELL R. CAMPION                          USA
         THOMAS F. CAMPION                           USA
         ELLEN CARNAHAN                              USA
         ROBERT W. CARTWRIGHT                        USA
         CANDIDA M. CASEY                            USA
         DAVID G. CHANDLER                           USA
         MARC W. CHRISTMAN                           USA
         E. DAVID COOLIDGE, III                      USA
         CHRISTOPHER A. COTTER                       USA
         THOMAS J. CROGHAN                           USA
         MICHAEL T. DAVIS                            USA
         EDWARD J. DELIN                             USA




                                    15 of 19

         PETER A. DOERR                              USA
         KELLEY R. DRAKE                             USA
         JOHN M. DRAPER                              USA
         STEPHEN E. ELKINS                           USA
         JOHN R. ETTELSON                            USA
         CHRISTINE N. EVANS KELLY                    USA
         DAVID T. FARINA                             USA
         FRANCIS C. FARWELL                          USA
         BRENT FELITTO                               USA
         F. CONRAD FISCHER                           USA
         FREDERICK FISCHER                           USA
         GARY J. FISHER                              USA
         ROBERT C. FIX                               USA
         RICHARD M. FRADIN                           USA
         PAUL W. FRANKE                              USA
         CHARLES W. FREEBURG                         USA
         TINA M. FREY                                USA
         MARK A. FULLER, III                         USA
         ABHISHEK S. GAMI                            USA
         JOHN R. GARDNER                             USA
         MICHAEL D. GENTILE                          USA
         JOEL K. GOMBERG                             USA
         RICHARD D. GOTTFRED                         USA
         JOHN K. GREENE                              USA
         THOMAS L. GREENE                            USA
         W. GEORGE GREIG                             USA
         J. TERRY HEATH                              USA
         DWIGHT E. HELM                              USA
         ELIZABETH M. HENNESSY                       USA
         JAMES P. HICKEY                             USA
         CHARLES H. HODGES, IV                       USA
         JOHN P. HUBER                               USA
         MORTIMER G. HUBER                           USA
         WILLIAM IANNESSA                            USA
         STEPHEN D. JACOBSON                         USA
         EDGAR D. JANNOTTA                           USA
         JOHN JOSTRAND                               USA
         RICHARD S. KAPLAN                           USA
         THEODORE C. KAUSS, JR.                      USA
         JOHN P. KAYSER                              USA
         KATHLEEN KIDDER                             USA
         RICHARD M. KING                             USA
         RICHARD P. KIPHART                          USA
         JAMES S. KOWSKI                             USA
         CHARLES J. KRAFT, III                       USA
         ANTHONY J. KRISS                            USA
         ALBERT J. LACHER                            Switzerland
         JOSEPH F. LaMANNA                           USA
         LOUISE LANE                                 USA
         ROBERT C. LANPHIER, IV                      USA
         IAN LARKIN                                  USA
         CONSTANCE S. LASH                           USA





                                    16 of 19

         ALAN A. LAZZARA                             USA
         LAURA J. LEDERMAN                           USA
         DANIEL B. LIDAWER                           USA
         DAVID K. MABIE                              USA
         JAMES W. MABIE                              USA
         TIMOTHY J. MacKENZIE                        USA
         EARL L. MANNS                               USA
         KELLY J. MARTIN                             USA
         LOUI L. MARVER                              USA
         CHARLES M. McDONALD                         USA
         JAMES D. McKINNEY                           USA
         CARLETTE C. McMULLAN                        USA
         JAMES M. McMULLAN                           USA
         JEFFREY S. MEDFORD                          USA
         ARDA M. MINOCHERHOMJEE                      USA
         COREY A. MINTURN                            USA
         JUDITH B. MORLEY                            USA
         RICHARD F. MORRIS                           USA
         DAVID W. MORRISON                           USA
         TERRENCE G. MULDOON                         USA
         TIMOTHY M. MURRAY                           USA
         BENTLEY M. MYER                             USA
         ROBERT D. NEWMAN                            USA
         GREGG S. NEWMARK                            USA
         JOHN P. NICHOLAS                            USA
         DANIEL J. NICHOLS                           USA
         DAVID F. NYREN                              USA
         DAVID G. O'NEILL                            USA
         JOHN F. O'TOOLE                             USA
         R. SCOTT PATTERSON                          USA
         WILLIAM T. PATTERSON                        USA
         WILLIAM G. PERLITZ                          USA
         DAVID C. PHILLIPS                           USA
         MICHAEL A. PITT                             USA
         THOMAS S. POSTEK                            USA
         GREGORY J. PUSINELLI                        USA
         PETER RAPHAEL                               USA
         PHILLIP W. REITZ                            USA
         DAVID RICCI                                 USA
         WILLIAM J. RODDY                            USA
         ERIC B. ROWLEY                              USA
         STEVEN M. RYAN                              USA
         ALFRED J. SALVINO                           USA
         THOMAS J. SALVINO                           USA
         MICHELLE SEITZ                              USA
         NEAL L. SELTZER                             USA
         BARBARA J. SEMENS                           USA
         WILLIAM B. SEMMER                           USA
         RICHARD K. SHEINER                          USA
         TERRANCE M. SHIPP                           USA
         ARTHUR J. SIMON                             USA
         CHRISTOPHER R. SPAHR                        USA




                                    17 of 19

         RITA J. SPITZ                               USA
         JOHN B. STEBBINS                            USA
         THOMAS H. STORY                             USA
         RAYMOND J. TEBOREK                          USA
         MARK A. TIMMERMAN                           USA
         NORBERT W. TRUDERUNG                        USA
         W. JAMES TRUETTNER, JR.                     USA
         LAURA VAN PEENAN                            USA
         MARC J. WALFISH                             USA
         BENNET WANG                                 USA
         JAMES E. WASHBURN                           USA
         DANIEL A. WEISS                             USA
         DANIEL J. WILSON                            USA
         ROBERT V. WITTIG                            USA

B.       The following principal has a business address of:

         William Blair & Company, L.L.C.
         Two Embarcedero Center, Suite 2320
         San Francisco, California 94111

         Name                                        Citizenship
         ----                                        -----------

         RONALD D. EMERICK                           USA
         MARK McNAY                                  USA

C.       The following principals have a business address of:


         William Blair & Company, L.L.C.
         Mitteldorf I
         9400 Vaduz
         Principality of Liechtenstein

         Name                                        Citizenship
         ----                                        -----------

         KURT L. BUECHEL                             Principality of
                                                     Liechtenstein

D.       The following principals have a business address of:

         William Blair & Company, L.L.C.
         3 St. Helen's Place
         London EC3A 6AU, England

         Name                                        Citizenship
         ----                                        -----------

         JOHN A. FORDHAM                             United Kingdom







                                    18 of 19

E.       The following principals have a business address of

         William Blair & Company, L.L.C.
         Stockerstrasse 46
         8039 Zurich, Switzerland

         Name                                        Citizenship
         ----                                        -----------

         CHRISTOPH B. FUCHS                          Switzerland

F. The principal business of William Blair & Company, L.L.C., is as an investment banker, securities broker/dealer and investment manager. All of the principals listed above, except as noted below, have as their principal occupations one or more of these activities or the administrative support for these activities.

         MacKenzie, Shipp and Walfish are also general partners of William Blair Mezzanine Capital Partners, L.P.






                                    19 of 19